Exhibit (12)

Potlatch Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2005	2004	2003	2002	2001
Earnings (loss) from continuing operations before taxes on income	47,640	25,297	(12,990)	(67,575)	(71,471)

Add:
Interest expense	29,045	45,863	48,172	59,882	77,853
Rental expense factor (1)	5,592	5,446	4,582	3,688	2,846
Discount and loan expense amortization	471	3,075	3,757	2,688	3,755

Earnings available for fixed charges	82,748	79,681	43,521	(1,317)	12,983

Fixed charges:
Interest expense	29,045	45,863	48,172	59,882	77,853
Capitalized interest	—	383	2,907	300	1,032
Rental expense factor (1)	5,592	5,446	4,582	3,688	2,846
Discount and loan expense amortization	471	3,075	3,757	2,688	3,755

Total fixed charges	35,108	54,767	59,418	66,558	85,486

Ratio of earnings to fixed charges	2.4	1.5	0.7	0.0	0.2

(1)	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for the years 2003, 2002 and 2001 are $15,897, $67,875 and $72,503, respectively.